October 19, 2012

Mr. Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ossen Innovation Co., Ltd. Form 20-F Filed April 16, 2012 File No. 1-34999

Dear Mr. O’Brien:

Reference is made to the letter dated September 27, 2012 (the “Comment Letter”) to Mr. Alan Jin, Chief Financial Officer of Ossen Innovation Co., Ltd. (“Ossen” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 20-F filed April 16, 2012

Selected Financial Data, page 2

1.
Please revise future filings to remove the audited labels from the columns for the fiscal years ended December 31, 2008 through December 31, 2011, unless the auditor reports on selected financial data using the guidelines in AU Section 552.

As requested by the Staff, we will revise future filings to remove the audited labels from the columns for the fiscal years ended December 31, 2008 through December 31, 2011.

Risk Factors, page 2

2.
We note your risk factors related to internal controls on page 8, the description of the CFO’s background on page 56, and your discussion on page 78 about deficiencies identified but which were determined to not constitute a material weakness. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, please provide us with a description of the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Mr. Terence O'Brien
United States Securities and Exchange Commission
October 19, 2012

Also, we would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role they take in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training they have had relating to U.S. GAAP;

•	the nature of their contractual or other relationship to you, if any;

•	whether they hold and maintain any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•	their professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

For the Staff’s information, we maintain the books and records of our operating subsidiaries in China in accordance with accounting standards generally accepted in the PRC (“PRC GAAP”) in order to comply with local regulations. When preparing our books and records for SEC reporting purposes, our assistant financial controller and the accounting team make all necessary adjustments to our books and records in accordance with U.S. GAAP and ensure that the adjustments flow through the reporting entities.  Our financial controller and Chief Financial Officer then review all entries to ensure that the adjustments were made properly and flow through the reporting entities.

Our Chief Financial Officer has ten (10) years of experience with U.S. listed Chinese companies in various capacities and is familiar with SEC reporting and disclosure requirements. Our Assistant Financial Controller has ten (10) years of experience in accounting and internal control, including working with U.S. listed Chinese companies. From time to time they provide on job training to our other accounting staffs about U.S. GAAP and SEC disclosure requirements. In addition, to help other accounting staffs improve their understanding and knowledge about U.S. GAAP we maintain a checklist that contains the primary differences between U.S. GAAP and PRC GAAP, and the recurring adjustments from PRC GAAP to U.S. GAAP that are required in order for our company to comply with U.S. GAAP in our public filings. We intend to provide future training as needed to ensure that all of our accounting personnel are kept knowledgeable and up-to-date on U.S. GAAP and SEC reporting requirements.

Mr. Terence O'Brien
United States Securities and Exchange Commission
October 19, 2012

Our management has implemented policies, procedures and processes that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Staff's rules and forms. Our policies, procedures and processes are designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported to permit the preparation of our financial statements in conformity with U.S. GAAP and SEC rules and regulations.  Senior management is implementing ongoing monitoring procedures.

For our staff background, experience and relevant education, please refer to Appendix A attached hereto.

3.
Please tell us what consideration you gave to providing a risk factor that discusses your knowledge of U.S. GAAP and SEC rules and regulations. This discussion should identify the person or persons who were primarily responsible for preparing and supervising the preparation of the financial statements and address their background.

Our Chief Financial Officer, Financial Controller and Assistant Financial Controller, as a team, are experienced with SEC disclosure and reporting requirements, U.S. GAAP and PRC accounting rules. They actively participate in the preparation of financial statements and provide ongoing oversight and monitoring. Our staff accountants are professional and experienced accountants in PRC and are improving their knowledge and understanding of U.S. GAAP and SEC rules and regulations through day to day work and on-job trainings provided to them. Though the team is still evolving, given each member’s background, as described in Appendix A, we consider them competent to serve their duties.

We have not considered whether to provide a risk factor that discusses our knowledge of U.S. GAAP and SEC rules and regulations. We will constantly evaluate our team and its ability and knowledge in U.S. GAAP and SEC rules and regulations.  In our future filings, we will determine whether to provide a risk factor that discusses our knowledge of U.S. GAAP and SEC rules and regulations.

4.
Regarding your disclosure on page 78, please explain to us the specific nature of each of the identified deficiencies related to “corporate governance, management’s application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.” Explain to us how the mitigating factor of “senior management oversight” rendered these deficiencies as not constituting a material weakness. We may have further comment.

Mr. Terence O'Brien
United States Securities and Exchange Commission
October 19, 2012

For the Staff’s information, one deficiency identified was related to the U.S. GAAP and U.S. SEC disclosure checklist. A complete checklist should be provided to help support full disclosure in the issued financial statements. The checklist provided by the Company was not complete. In response, management provided a complete checklist for future financial statements. This deficiency which was cured did not adversely impact the Company’s ability to achieve full disclosure in its financial reporting and therefore did not constitute a material weakness.

We have policies and procedures in place to capture significant events and conditions in the financial statements, such as financial commitments, contingencies, related-party transactions, etc. As our staff accountants are relatively new to U.S. GAAP and SEC reporting requirements, they may not disclose or record certain items appropriately in accordance with U.S. GAAP. During our annual audit and quarterly review, some accounts required adjustments. The amounts were not material but were the result of staff accountants not being familiar with U.S. GAAP. Management identified this as a deficiency related to application of disclosure requirements for SEC reporting and documentation of our financial statement reporting process.

Our Chief Financial Officer, Financial Controller and Assistant Financial Controller actively participate in the financial reporting preparation process and oversee and review the work of our staff accountants. When accounts require adjustment during annual audit or quarterly review, the Chief Financial Officer, the Financial Controller and the Assistant Financial Controller will summarize the changes and provide educational sessions to staff accountants immediately afterwards to improve the staff accountants’ understanding of U.S. GAAP. In addition, the Chief Financial Officer, the Financial Controller and the Assistant Financial Controller provide regular on-job trainings to the accounting team in order for the accounting team to acquire knowledge and familiarity of U.S. GAAP and SEC disclosure requirements and stay up-to-date on all disclosure requirements.

Because of such oversight and prompt actions by management, the Company determined that these controls individually, or in the aggregate, did not constitute a material weakness.

5.
We note your statement on page 12 that “PRC regulations restrict the ability of our PRC subsidiaries to pay dividends and make other payments to their offshore parent company.” Please tell us how you considered the requirements under Rule 5-04 to provide condensed parent only financial statements of the registrant in Schedule I. Explain any restrictions of the Chinese government on distributions of dividends and assets and how you considered them in your analysis of your requirements under this rule.

For the Staff’s information, we have not considered the requirements under Rule 5-04 to provide condensed parent only financial statements of the registrant in Schedule I.  We will review this issue and will consider any restrictions of the Chinese government on distributions of dividends and assets.  If required, we will provide parent only financial information in Schedule I in accordance with Rule 5-04 of Regulation S-X in future filings.

Mr. Terence O'Brien
United States Securities and Exchange Commission
October 19, 2012

Operating Results, page 37

Results of Operations, page 41

6.
On page 43 you state “Our stabilized PC wires, which are products that are developed during the middle stages of our production process prior to coating, generally contribute significantly lower levels of revenue from sales.” Please explain what is meant by the phrase “lower levels of revenue from sales,” since stabilized PC wires contributed 22% of consolidated 2011 revenues.

For the Staff’s information, the phrase “lower levels of revenue from sales” means the percentage of total revenue that was attributable to the sale of stabilized PC wires. The description of “lower levels of revenue from sales” on page 43 refers to 14% of total revenue attributable to stabilized PC wires in 2010 as compared to 22% of total revenue in 2011. Such percentage was 51% and 39% in 2009 and 2008, respectively, as disclosed on page 41 of Company’s 2010 Form 20-F.

Lower percentage of revenue attributable to stabilized PC wires was the trend of the Company’s business development from 2009 to 2010, as explained on page 45 of Company’s 2011 Form 20-F for the reasons of product mix change from 2009 to 2010. Such percentage, however, increased in 2011 to 22% for reasons mentioned on page 43 of Company’s 2011 Form 20-F.

7.
On page 45 you state “Once we initiated production of our rare earth coated materials during the second half of 2009, we began producing rare earth coated materials in place of stabilized PC wires, since the margins are higher.” Please explain and disclose in future filings whether you intend to phase out the manufacturing and sale of stabilized PC wires, in favor of rare earth coated materials.

For the Staff’s information, stabilized PC wires are middle stage products and contribute lower margin compared to our rare earth coated products. Under normal market conditions, we will increase sales of rare earth coated products to take advantage of higher margin and decrease sales of stabilized PC wires. However, even under normal market conditions we do not expect to phase out completely the manufacturing and sale of stabilized PC wires in favor of higher margin rare earth coated materials for the following reasons:

1.
Stabilized PC wires are products developed during the middle stages of our production process prior to coating. They serve as the raw materials for our coated products. Therefore, we need to manufacture stabilized PC wires in order to manufacture our coated products, including rare earth coated products.

Mr. Terence O'Brien
United States Securities and Exchange Commission
October 19, 2012

2.
Stabilized PC wires have wide applications, as middle stage products or finished products, and therefore are in great demand in the market. From time to time in order to optimize the utilization of our manufacturing facilities we produce stabilized PC wires for sale. We do not intend to phase out sale of this product category in future.

We will disclose the above information in our future filings.

8.
We also note from the table on page 42 that you experienced a significant increase in sales from Zinc coated PC wires and PC strands during 2011 as well. However, you have not discussed the reasons for such increase. Please explain. In your discussion of your coated prestressed products on page 21, it is not clear how exactly zinc coated PC products and rare earth coated PC products differ from each other, if “Rare earth coated products are plain surface materials that are zinc coated with a rare earth zinc-plating protective layer so as to produce materials that are more corrosion-resistant and long-lasting.” Please explain and provide specific differentiation in future filings. Tell us and disclose in future filings the applications in which your zinc coated PC wires and PC strands are used, and whether the margins on zinc coated PC wires and PC strands are similar to those of your rare earth coated products.

In 2011, Zinc coated PC wires and PC strands contributed $5.7 million revenue, increased 92% from the $3 million revenue contribution in 2010. However, as a percentage of total revenue, revenue contribution from Zinc coated PC wires and PC strands did not differ much in 2011 and 2010, with 5% and 3%, respectively. We do not consider such increase as material or represent any material change in our product mix in 2011.

For steel wires and strands, coating can provide a protective layer to improve the product’s corrosion-resistant level and increase its life span. Traditional technology uses zinc as the coating material and such products are called zinc coated PC wires and PC strands. The introduction of rare earth coating technology adds more benefits to the final products. When rare earth is added into the coating material and form a new alloy with zinc, it increases further the life span of the product. More importantly, it improves the product strength.

The coating process happens in an environment with very high temperature. Because of the high temperature, there will be some loss of product strength during the coating process. For example, if the steel wires to be used as raw material have a strength level of 2000 MPa (mega pascal), its strength level will lose about 300 MPa after going through the traditional coating process. When zinc forms a new alloy with rare earth and is used as a coating layer, the requirement of high temperature for processing could be lowered. Processing with lower

Mr. Terence O'Brien
United States Securities and Exchange Commission
October 19, 2012

temperature results in less loss of product strength. Therefore, the same raw material, if using rare earth coating, could deliver higher strength final product. Compared with better corrosion-resistant level, longer life span, higher strength level may be the most important benefit rare earth coated products bring to customers, as compared to zinc coated products. Higher strength means less steel is needed to build the bridge. The bridge cables could be slimmer, quantity of steel required for construction could be less and overall construction cost could be reduced.

Applications of zinc coated PC wires and PC strands are similar to those of rare earth coated PC wires and PC strands, primarily in the construction of bridges. The rare earth coated products could be considered as “upgraded version” of zinc coated products. Margin is affected by market conditions. In general, gross margin of rare earth coated products is 1%-5% higher than similar zinc coated products.

We will disclose the above information in our future filings.

9.
On page 43 you state you began selling rare earth coated products in the second half of 2010. On page 45 you state you began selling these products in the second half of 2009. Please revise future filings accordingly.

We began selling rare earth coated products in the second half of 2009. It was a typographical error to state “second half of 2010”. We will correct and revise in our future filings.

10.
Given that the revenues derived from the “Others” category as shown on page 42 increased so dramatically during 2011, please tell us and revise future filings as applicable to explain the nature of these sales and the reasons for the marked increase during 2011.

For the Staff’s information, the $5.3 million “Others” revenue in 2011 consisted of $2.1 million revenue from coating services performed for third parties and $3.2 million revenue from sales of spare raw materials. Coating services performed for third parties is not considered to be a recurring item in future. Sales of spare raw materials increased dramatically in the second half of 2011 when market conditions deteriorated and many infrastructure projects that use our coated products were halted. As a result of the shrinking demand, we had to sell some of the raw materials in anticipation of less production of coated products.

We will revise this disclosure in future filings as applicable.

11.
We note from page 44 that you experienced a significant increase in sales from Plain surface PC strands and Zinc coated PC wires and PC strands during 2010. However, you have not discussed the reasons for such increases. Please explain and revise future filings accordingly.

Mr. Terence O'Brien
United States Securities and Exchange Commission
October 19, 2012

For the Staff’s information, the increase in sales of plain surface PC strands and Zinc coated PC wires and PC strands in 2010 as compared to 2009 was driven by the strong demand in domestic China market as a result of the nation-wide infrastructure constructions. As a percentage of total revenue, the two product categories keep in line during the two years, with plain surface PC strands accounting for 34.3% in 2010 vs. 32% in 2009 and zinc coated PC wires and PC strands accounting for 2.5% in 2010 and 2% in 2009.

We will revise our future filings accordingly.

Liquidity and Capital Resources, page 50

12.
We note accounts receivable has increased 260% during 2011, compared to an increase in sales of only 1%. You state herein that the balance has increased significantly in the last three years, compared to 2008, as a result of your domestic customers generally paying approximately 90 days after receiving the materials at their construction site. Since such payment “terms” then are not new for the year ended December 31, 2011, please tell us and revise future filings to expand your disclosure to discuss the reasons for the significant increase, and to provide an aging of receivables. For example, you could identify, if true, changes in aging due to customer liquidity problems, changes in contractual payment/billing terms, if any, or changes in the frequency/materiality of customer disagreements.

The average Days Sales Outstanding (“DSO”) of 2011 is 94 days. The DSO as of December 31, 2011 was 148 days. The increase in DSO during 2011 was mainly related to the difficult market conditions as a result of the funding problems faced by the Ministry of Railways in China. Such difficulties were discussed in multiple places in Company’s Form 20-F filing for 2011. We will expand our disclosure about the increase and aging of account receivables in our future filings.

As of Date	Account Receivables Balance (in US$ Millions)	<60 days	60-90 days	90-180 days	>180 days

June 30, 2012	$50.0	$28.9	$2.8	$7.8	$10.5
March 31, 2012	$50.2	$13.4	$1.3	$15.3	$20.2
Dec. 31, 2011	$48.0	$21.3	$4.8	$7.3	$14.6

Mr. Terence O'Brien
United States Securities and Exchange Commission
October 19, 2012

Tabular Disclosure of Contractual Obligations, page 54

13.
Please revise the table of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.

Please see the revised table in Appendix B attached hereto.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•
the Company may not assert that the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

Ossen Innovation Co., Ltd.

By: /s/ Alan Jin
   Name: Alan Jin
   Title: Chief Financial Officer
   8621-58883163
  alanjin@osseninnovation.com

cc:       Christopher S. Auguste, Esq.

Appendix A

	Title	Relationship to the Company	Roles in Preparation of the Financial Statements	Roles in Evaluation of the Internal Control Effectiveness	Professional Designations	Professional Experiences with U.S. GAAP	Education and On-going Training of U.S. GAAP
Person A	Chief Financial Officer	Employee	Review the financial statements and disclosure	Implement internal control testing procedures. Review internal control evaluation report.	Charted Financial Analyst (CFA)	13 years of experience in banking and corporate finance in the U.S. and in China, most with U.S. listed Chinese companies. Familiar with SEC reporting and disclosure requirements.	MBA with specialization in Finance. Degree received in the U.S.
Person B	Financial Controller	Employee	Review the financial statements and disclosure	Review internal control testing results and evaluation report.	Certified Public Accountant in PRC	27 years of experience in accounting and internal control in China	BA in Management. Degree received in China.
Person C	Ass. Financial Controller	Employee	Review and adjust financial statements in accordance with U.S. GAAP	Execute internal control testing and manage procedures. Review testing results and prepare internal control evaluation report for CFO and Controller to review.	Certified Public Accountant in PRC	10 years of experience in accounting and internal control, including working with other U.S. listed Chinese companies. Familiar with U.S. GAAP and plans on sitting on the AICPA exam in 2013.	BA in Accounting. Degree received in China.
Person D	Staff Accountant	Employee	Prepare financial statements and disclosure along with analysis and supporting documentation	Execute internal control testing and provide supporting documentation.	Certified Public Accountant in PRC	18 years of experience in accounting and auditing in China.	BA in Accounting. Degree received in China.
Person E	Staff Accountant	Employee	Prepare financial statements and disclosure along with analysis and supporting documentation	Execute internal control testing and provide supporting documentation.	Certified Public Accountant in PRC	19 years of experience in accounting and auditing in China.	BA in Accounting. Degree received in China.
Person F	Staff Accountant	Employee	Prepare financial statements and disclosure and provide supporting documentation	Execute internal control testing and provide supporting documentation.	Certified Assistant Accountant in PRC	8 years of experience in accounting and auditing in China.	BA in Accounting. Degree received in China.
Person G	Staff Accountant	Employee	Prepare financial statements and disclosure and provide supporting documentation	Execute internal control testing and provide supporting documentation.	Certified Assistant Accountant in PRC	6 years of experience in accounting and auditing in China.	BA in Accounting. Degree received in China.
Person H	Audit Committee Member - Financial Expert	Board Member	Independently review the financial statements and disclosure	Supervise the internal control evaluation	Certified Public Accountant in PRC	Over 20 years of experience in accounting, corporate finance and management consulting	BA in Finance and Economics. Degree received in China.

Appendix B

Payments due by period

CONTRACTUAL OBLIGATIONS	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Short-term debt obligations(1)	$72,814,837	$72,814,837	$	-	-
Interest Commitments - Short term bank loans	$3,596,854	$3,596,854	$
Long-term debt obligations(2)	$4,718,094		$4,718,094	-	-
Interest Commitments - Long term bank loans	$690,729	$345,364	$345,364
Capital Commitments(3)	$5,142,321	$2,540,912	$2,601,409	-	-
Total	$82,675,252	$75,355,749	$7,319,503	-	-

(1) Attributable to short-term bank loans and bank acceptance notes.
(2) Attributable to long-term bank loans.
(3) Attributable to the purchase of new production lines.